                                                    191 Peachtree Street
                                                    Atlanta, Georgia 30303-1763
                                                    www.kslaw.com

                                                    Alan J. Prince
                                                    Direct Dial: 404/572-3595
                                                    Direct Fax: 404/572-5147
                                                    aprince@kslaw.com



November 24, 2004

VIA OVERNIGHT DELIVERY AND EDGAR

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Great Wolf Resorts, Inc. - Amendment No. 2 to Registration Statement on Form S-1 filed October 21, 2004 (File No. 333-118148) (the "Registration Statement")

Dear Ms. Garnett:

         This letter sets forth the responses of Great Wolf Resorts, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comments were provided to the Company in a letter dated November 10, 2004. The Company has filed Amendment No. 3 to the Registration Statement ("Amendment No. 3"), three marked copies of which are included with this letter.

General

1. Comment: We note your response to prior comments 2 and 3. Please be advised that we will need to reconsider the integration analysis if the attorneys-in-fact renegotiate any terms of the formation transactions. Please confirm that you will inform us of any additional negotiations.

         Response: The Company acknowledges the Staff's Comment. The Company confirms that it will inform the Staff of any additional negotiations by the attorneys-in-fact.

2. Comment: In connection with prior comment 4 from our last letter, you state that the Subscription Agreement attached as Exhibit A provides a fixed basis for determining the actual number of shares subject to a reduction based on rent. Unlike the draft subscription agreement faxed to the staff on October 18, 2004 specifying an exchange of TIC interests for 9,440 common shares, the new Subscription Agreement refers only to the number of shares equal to the difference between the product of seven and the Shares


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 2


         Per Class B Unit and a rent adjustment. Similar to the draft subscription agreement, paragraph two refers to consideration specified herein and in the Land Lease. Supplementally, please describe what you mean by the consideration specified herein and in the Land Lease. For example, is this referring to the product of seven and the rent adjustment? Also, please tell us why the put option formula is different in the two agreements. We note that the multiplier is seven in the Ragatz Trust agreement and 7.5 in the Neviaser agreement.

         Response: The Company supplementally advises the Staff that, as noted in our October 21, 2004 response letter to the Staff, the form of Notice of Exercise and Subscription Agreement supplementally provided to the Staff on October 18, 2004 was not the final version of that document, and was sent inadvertently to the Staff. The executed Notice of Exercise and Subscription Agreements (collectively, the "Subscription Agreements") relating to the Williamsburg and Poconos properties, sent as attachments to our October 21, 2004 response letter to the Staff, are the definitive documents governing the issuance of shares of the Company's common stock, $0.01 par value (the "Common Stock"), to the holders of tenant-in-common interests therein (the "Holders") upon the closing of the formation transactions.

                  The Subscription Agreements, which were each executed prior to the initial filing of the Registration Statement on August 12, 2004, provide for a fixed basis of determining the consideration issuable to each Holder. This fixed formula is set forth in the first recital to each Subscription Agreement. The Company confirms that the "consideration specified herein and the Land Lease" means the consideration determined pursuant to such fixed formula.

                  The term "Rent Adjustment," which is a component of this formula, is defined in separate First Amendments to Land Leases relating to the Williamsburg and Poconos properties (collectively, the "Lease Amendments"). For the Staff's convenience, we have attached to this response letter as Exhibit A a copy of each of these executed Lease Amendments. Both Lease Amendments were executed prior to August 12, 2004.

                  "Rent Adjustment" is defined in Section 2 of the Williamsburg Lease Amendment as the product of 313 and the number of whole or partial calendar months that elapse between May 1, 2004 and the Rent Cut-off Date, expressed as shares of Common Stock. "Rent Adjustment" is defined in Section 2 of the Poconos Lease Amendment as the product of 292 and the number of whole or partial calendar months that elapse between May 1, 2004 and the Rent Cut-off Date, expressed as shares of Common Stock. The "Rent Cut-off Date" is defined in each Lease Amendment as the exercise date of the Put Option. Pursuant to Section 1 of each Subscription Agreement, the exercise date of the Put Option is immediately before the consummation of the initial public offering (the "Offering"). Further, as reflected in each Lease Amendment, "Shares Per Class B Unit"


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 3


         means 9,293.79 shares of Common Stock with respect to the Williamsburg Lease Amendment and 9,440 shares of Common Stock with respect to the Poconos Lease Amendment.

                  We believe that a hypothetical would be helpful to the Staff's understanding of the operation of these fixed formulas and the issuance of shares of Common Stock pursuant thereto. Using the Williamsburg Lease Amendment as an example, if the Offering closed on December 15, 2004, the following illustrates the number of shares of Common Stock issuable to the Williamsburg Holder upon the closing of the formation transactions.

                  Pursuant to the fixed formula, the number of shares equals the difference between (a) the product of 7.5 and the Shares Per Class B Unit and (b) the Rent Adjustment:

                  = (7.5 X 9,293.79) - (313 X 8)

                  = 67,199.43 shares of Common Stock.

         The formulas for determining the consideration issuable to each Holder were fixed when the Subscription Agreements were executed. Only the number of months elapsing between May 1, 2004 and the consummation of the Offering is an unknown variable at this time, and this component of each formula is not within the control of the Holders.

                  Finally, the formulas for determining the consideration issuable to each Holder are different to reflect (i) the different aggregate values allocated to the respective properties and (ii) the relative tenant-in-common interest in each property LLC currently owned by such Holder. Each formula was fixed when the Subscription Agreements were executed, and at such time, the formulas were not, and currently are not, subject to adjustment or re-negotiation in any manner.

3. Comment: We note and appreciate your responses to comments 6 and 7. Please revise your risk factor disclosure to include a risk factor describing your potential violation of Section 5 regarding the offer and sale of condominiums by Blue Harbor Resort Condominium LLC. Currently, your risk factor on page 23 makes no specific reference as you state in your response that the Blue Harbor Resort Condo LLC offers and sales may be considered unregistered and non-exempt offers and sales of securities.

         Response: In response to the Staff's comment, the Company has revised the disclosure in the risk factor entitled "Regulation of the marketing and sale of condominiums could adversely affect our business" to specifically reference Blue Harbor Resort Condo LLC.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 4


Cover Page

4. Comment: Revise to delete the term "Sole Book-Runner" from your cover page. This term is not required by Item 501 of Regulation S-K and is not key to an investment decision. We will not object if you include the term on the back cover of your prospectus and in the Plan of Distribution section. Please confirm supplementally that you will not include the term "Sole Book-Runner" or any similar term in the prospectus that you circulate to investors.

         Response: The Company has deleted the term "sole book-runner" from the cover page of the prospectus and has included this term only in the "Underwriting" section and on the back cover page of the prospectus. The Company confirms that it will not include the term "sole-book runner," other than in the Underwriting section and on the back cover page, in the prospectus circulated to investors.

Summary

5. Comment: We note your response and reissue prior comment 8. Please further revise the summary to balance your discussion of Competitive Strengths and Business and Growth Strategies with a summary of your competitive weaknesses or the most material risks associated with your company.

         Response: The Company has revised the summary section and added a "Summary Risk Factors" section in response to the Staff's comment.

Certain Relationships and Related Transactions, pages 94-95

6. Comment: We note your disclosure of related party transactions in Notes 5 and 6 to your financial statements not currently disclosed here. Please revise to disclose these related transactions or alternatively, please tell us why you do not believe you are required to do so. Refer to Item 404 of Regulation S-K.

         Response: The Company confirms its belief that the items listed in Notes 5 and 6 of the financial statements that are not already discussed under "Certain Relationships and Related Transactions" in the Registration Statement are not required to be disclosed pursuant to Item 404 of Regulation S-K. Certain of these transactions were required to be disclosed in the Great Lakes Predecessor and Dells/Sandusky financial statements historically because they were separate, unconsolidated entities. After the formation transactions are consummated, these transactions will be intracompany transactions and thus are not required to be disclosed.

                  The remaining transactions are not required to be disclosed for the following reasons:

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 5


                  - Payments received from an entity that leases space and operates a spa in the Company's Wisconsin Dells resort in which one of The Great Lakes Companies, Inc.'s ("Great Lakes") stockholders and executive officers has a 25% interest totaled approximately $35,000 in 2003. Such amount is below the $60,000 threshold of Item 404.

                  - In connection with the provision of mortgage brokerage services by a non-executive employee relating to the mortgage financing of certain projects owned by Great Lakes', Great Lakes has paid fees to an entity partially owned by the Company and partially owned by the non-executive employee. As a non-executive employee, this individual does not fall within the category of individuals identified in Item 404 that would require disclosure of the transaction.

                  - None of Great Lakes, its executive officers or directors has any interest in Tall Pines Development Corporation ("Tall Pines"). As such, payments made to Great Lakes' pursuant to Geographic Development Agreements with Tall Pines discussed in Note 6 to the Dells/Sandusky Combined Financial Statements were made to an unrelated third party.

Underwriting, page 105

7. Comment: In response to prior comment 16, we note the fifth bullet point of your response refers to "customary market outs." Supplementally, please provide a draft copy of the underwriting agreement for us to review. We may have further comments on this condition.

         Response: The Company has filed the form of underwriting agreement as exhibit 1.1 to Amendment No. 3.

8. Comment: We note your supplemental response dated October 21, 2004 updating your response to prior comment 75 from our letter dated September 15, 2004. Supplementally, please confirm that those underwriters utilizing the i-Deal service have cleared these online offering procedures with the staff. If not, please provide a more detailed description of these online offering procedures, including screen shots and drafts of any communications those underwriters propose to use in the electronic distribution.

         Response: The following response is provided on behalf of the underwriters by their counsel, Hunton & Williams, LLP.

                  The underwriters have advised the Company that the online offering procedures used in connection with the i-Deal Prospectus Delivery System (the "PDS") have not been cleared by the Staff. In addition, the Company has been advised that the PDS was

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 6


         designed to comply with all applicable federal securities laws including, in particular, with Securities Act Release 33-7233 (October 6, 1995) (the "1995 Release") and Securities Act Release 33-7856 (April 28, 2000) (collectively with the 1995 Release, the "E-Releases"). The 1995 Release states that information distributed through electronic means would satisfy the "delivery or transmission requirements of the federal securities laws if such distribution results in delivery to the intended recipients of substantially equivalent information as these recipients would have had if the information were delivered to them in paper. As is the case with paper delivery, there should be an opportunity to retain a permanent record of the information." The E-Releases set forth three key concepts that should be addressed in any electronic distribution system to ensure appropriate delivery through electronic media--notice, access and evidence of delivery.

                  The PDS investor communication is comprised of three parts to comply with the prospectus delivery requirements set forth in the E-Releases--an initial email, a document page, and the prospectus. No other communications will be provided to investors as part of the PDS. In addition, the PDS utilizes a delivery tracking system to ensure compliance with applicable federal securities laws.

                  The Initial Email. The PDS delivers an email notification to the defined investor community, in this case, Citigroup Global Markets' institutional client base. The email notifies investors that a prospectus is available and that it may be accessed electronically via a hyperlink located at the end of the email. In the event that an investor does not wish to receive a prospectus via the PDS, the investor is requested to notify the underwriter by replying to the PDS email and indicating that the investor wishes to be removed from the email list. This removal notification can be sent at any time, even after the prospectus is initially accessed. A removal notification sent after initially accessing the prospectus serves to revoke the consent to electronic delivery originally provided by the investor and a paper copy of the prospectus is then provided to that investor.

                  Prior to accessing the prospectus, investors must read and agree to certain disclaimers and provide their informed consent to electronic delivery of the prospectus. A new consent must be given with each PDS delivery; prior consents are not relied upon. Among other things, the disclaimers include a standard "subject to completion" legend provided in Item 501(b)(10) of Regulation S-K.

                  The email explicitly requires the informed consent of the investor recipient and indicates that any consent granted does not waive the investor's ability to receive a paper copy of the prospectus. The prospectus is not attached to the email. Investors must consent by hyperlinking to the prospectus. By clicking on the hyperlink provided in the email, investors agree to the disclaimers set forth in the email and consent to delivery of the prospectus and any amended offering documents by means of electronic delivery via

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 7


         posting to the website. Investors are informed that they may access and print the prospectus in lieu of a delivery of a physical copy of the prospectus materials. Investors that accept electronic delivery of the prospectus through PDS will be notified by email (or other available means) of the posting of any amendment to the prospectus for the offering. Any email message sent to the investor's same email address will be deemed to have been delivered, unless a notice that such email message was not delivered is received by the underwriter using PDS. The email also indicates the date through which the prospectus will be available online.

                  The email provides details regarding the type of software necessary (Adobe Acrobat Reader and Internet Explorer or Netscape Navigator) to access and view the prospectus. Investors are warned that there may be some external costs associated with electronic delivery (for example, online connection costs). In two locations, the email provides investors a telephone number to the PDS help desk if they are having any trouble downloading the prospectus or need technical assistance.

                  Document Page. The document page includes a direct hyperlink to the prospectus. The document page includes instructions to access the prospectus file. Again, investors are provided a telephone number to the PDS help desk if they are having any trouble downloading the prospectus or need technical assistance. Investors are informed that Adobe Acrobat Reader is necessary to view the prospectus and a hyperlink to download the software, at no cost, is provided. In addition, a link to an Adobe Acrobat technical trouble-shooting guide is provided.

                  The Prospectus. A portable document format, or PDF, version of the prospectus is provided that replicates the paper version. Bookmarks are included for quick access navigation of the prospectus. The prospectus can be viewed, searched and printed from this site. In the PDF format used, the prospectus is secure and unalterable.

                  The Tracking System. The PDS internally maintains an email package delivery detail system that provides real time delivery tracking for every email sent via PDS. The tracking system is not available to investors. With respect to each recipient, the PDS records among other things, the recipient's email address and the status of every email sent via the PDS. The status tracking provides follow-up results with time stamps as follows: Sent: successful delivery; Accessed: document accessed; and Email Bounced: delivery failed. In the event that an email is not accessed by a date certain or if delivery fails for any reason, the PDS notifies the underwriter and a paper copy of the prospectus is sent to the investor in a timely manner to ensure compliance with any prospectus delivery requirements.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 8


                  As requested, the initial email (in screen shot and normal versions), the document page (screen shot) and prospectus (screen shot) are attached hereto as Exhibit B. In addition, a sample tracking system page is also included in Exhibit B.

Great Wolf Resorts, Inc.-Unaudited Pro Forma Condensed Consolidated Financial Statements Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-5

9. Comment: We note your response to comment 19. Your disclosure on page 2 of the registration statement indicates you are purchasing the resorts for 14,035,334 shares (at $16 per share) as well as $97.6 million in cash. Please explain to us how this reconciles to the $257,337 purchase price disclosed in Note F and revise your disclosure accordingly. Please provide the form and amount of consideration for each entity including the number of shares.

         Response: The Company has revised the Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet in response to the Staff's comment. The revisions are intended to clarify that:

                  - In conjunction with the application of purchase accounting, the total purchase price was paid through two forms of consideration: (1) shares of Common Stock of the Company (valued at $16.00 per share) and (2) cash. The Company has added disclosure to describe this in the lead-in to the table on page F-5. The Company has also added to the table the number of shares issued, the fair value of those shares and the amount of cash paid for each entity acquired.

                  - The number of shares issued reflected in the table on page F-5 (9,124,424) excludes 4,909,077 shares issued to GLC, the accounting acquirer. The Company has added disclosure to the lead-in to the table on page F-5 to clarify this point. As a result, the total number of shares issued as reflected in the table on page F-5 (the sum of 9,124,424 and 4,909,077) corresponds to the 14,033,051 shares of Common Stock referenced on page 2 of the Registration Statement and the purchase price on page F-5, when added to the value of shares issued to GLC (4,909,077 shares at $16.00 per share), corresponds with the purchase price disclosure on page 2 of the Registration Statement.

Notes to the Consolidated Financial Statements-Great Wolf Predecessor Commitments and Contingencies, page F-28

10. Comment: We note your response to comment 20. However, we reiterate our request that you disclose whether you have a legal right to offset that is "enforceable by law".

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
November 24, 2004
Page 9


         Refer to paragraph 5 of FIN 39. In addition, you state that you "purchased" the IRB's in connection with the transaction. Please clarify for us whether you purchased the bonds with cash or through the transfer of title of the Kansas City resort and revise your disclosure accordingly.

         Response: The Company has revised the Registration Statement in response to the Staff's comment to clarify that its right to offset is enforceable by law. In addition, the Company directs the Staff's attention to the fourth sentence of the first marked paragraph on page F-28 of Amendment No. 2 and further clarifies that the purchase of the IRBs was effected with cash from proceeds of a third-party construction loan.

                                     * * *

         In addition, the Company supplementally provides the Staff as Exhibit C hereto a copy of the list of participants in the directed share program, as requested in the Staff's October 18, 2004 letter. The affiliation of each of these individuals with the Company, if any, is noted on the list.

         If you have any questions or require any further information concerning the Registration Statement, please call the undersigned at (404) 572-3595 or L. Neal Wheeler at (404) 572-2864.


                                Very truly yours,

                                Alan J. Prince


cc:      James A. Calder (Great Wolf Resorts, Inc.)
         J. Michael Schroeder (Great Wolf Resorts, Inc.)
         James L. Mather (Rubin, Brown, Gornstein & Co. LLP)
         Joan Phillips (Deloitte & Touche LLP)
         David C. Wright (Hunton & Williams LLP)
         Andrew A. Gerber (Hunton & Williams LLP)
         L. Neal Wheeler (King & Spalding LLP)